7 May, 2008

CADBURY PLC: DEMERGER OF AMERICAS BEVERAGES COMPLETED

Cadbury plc (Cadbury) today announces the completion of the demerger of its Americas Beverages business to Dr Pepper Snapple Group, Inc. (DPSG).

The Cadbury reduction of capital was confirmed by the High Court on 6 May 2008 and Cadbury has today filed the court order at Companies House effecting the demerger. Pursuant to the reduction of capital, the share capital of Cadbury has been reduced by cancelling the Cadbury beverage shares in their entirety and by decreasing the nominal value of each Cadbury ordinary share from 500pence to 10pence, thereby establishing distributable reserves in Cadbury of approximately £6.6billion. The distributable reserves will be available at the discretion of the directors for the purpose of future distributions to shareowners.

Accordingly, shareowners in Cadbury Schweppes plc as at 6pm on 1 May 2008 will today receive 12 DPSG shares for every 36 Cadbury beverage shares that they were allotted under the terms of the scheme of arrangement which became effective on 2 May 2008. 253,685,733 DPSG shares were today issued and listed on the New York Stock Exchange under the ticker symbol “DPS”. Trading in DPSG shares commences at 9.30am EST today, terminating trading in “when issued” shares. Cadbury ordinary shares which were admitted to trading on the London Stock Exchange on 2 May 2008, will continue trading under the symbol “CBRY”.

The DPSG Information Statement, filed as part of the Form 10, was sent to shareowners and is available on the US Securities and Exchange Commission’s website, www.sec.gov. Statements reflecting shareowners’ holdings in DPSG common stock will be sent to shareowners on or around 16 May 2008 along with their new Cadbury ordinary share certificates, proceeds from the sale of fractional entitlements and the Cadbury Schweppes plc 2007 final dividend of 10.5p per share

To facilitate the settlement of Cadbury Schweppes shares traded but not yet settled, a CREST depositary interest (CDI) has been established. For further information, shareowners should contact CREST at +44 845 9645 648.

Cadbury will issue its pre-close trading update on 19 June 2008 and announce the half year results on 30 July 2008.

Tax Basis Information
The aggregate base cost for the purposes of taxation of UK chargeable gains of the new Cadbury ordinary shares and the new DPSG shares should be the same as the base cost of the Cadbury Schweppes plc ordinary shares immediately before the demerger. In addition, for US federal income tax purposes, the aggregate tax basis of the new Cadbury ordinary shares and the new DPSG shares should be the same as the tax basis in the Cadbury Schweppes plc shares immediately before the demerger. Such base cost or tax basis should be apportioned between the Cadbury ordinary shares and the new DPSG shares held by each shareholder by reference to figures that will be available in due course at the Cadbury website.

Additional information about the demerger is available at www.cadburyschweppes.com.

ENDS

For further information contact:

Cadbury plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury plc	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March, 2008 and posted on Cadbury Schweppes’ website www.cadburyschweppes.com/demerger. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes to Editors:

About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.

About Dr Pepper Snapple Group, Inc.
Dr Pepper Snapple Group, Inc. is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.